February 4, 2020

Via Email

M. Andrew Kress, Esq.
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215-2220

       Re:     Nationwide Variable Account - II
               File Nos. 333-235383 and 333-235382

Dear Mr. Kress:

        On December 6, 2019, two registration statements on Form N-4 were filed by
Nationwide Life Insurance Company (the "Company") and its separate account, Nationwide
Variable Account-II (the "Registrant"). We have reviewed the registration statements for the
Nationwide Destination Future and the Nationwide Destination Future NY products, and have provided our comments below. Page references are to the Nationwide Destination Future registration statement (File No. 333-235382). Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in both registration statements. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.

General

1. Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the contract or whether the
       Company will be solely responsible for payment of contract benefits.

2. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

3. Supplementally, please confirm that you will file any subsequent rate sheet a reasonable amount of time prior to its effective date.

Specific comments:

Glossary, "Roll-Up Interest Rate," page 4

4. Please provide a definition or example of how to calculate the "simple interest rate."
 M. Andrew Kress, Esq.
Nationwide Life Insurance Company
February 4, 2018
Page 2 of 7

Contract Expenses, pages 9-10

5. The Recurring Charges table alternates between individual and total charges and may be confusing to investors. Please consider revising the table to add a separate column for total charges or to otherwise improve the readability of the table (e.g., by using greyscale or having bolded captions accompanied by a bolded expense number).

6. Please revise footnote 4 to the table of Recurring Charges to note that, at the time an optional rider is elected, the Benefit Base associated with that rider is equal to the Daily
       Net Assets on that day.

7. In footnote 6 to the table of Recurring Charges, please clarify that Nationwide assesses the Joint Option charge in addition to the corresponding Nationwide Lifetime Income
       Rider charge.

8. Supplementally, please confirm that there are no exchange, transfer or other transaction fees including fund facilitation fees.

Minimum Initial and Subsequent Purchase Payments, pages 11-12

9. In the third paragraph, please identify which of the optional benefits may restrict the
       Contract Owner's ability to make subsequent purchase payments. Alternatively, add a cross reference to the applicable section of the prospectus that discusses these restrictions in greater detail. In addition, please disclose when Nationwide will notify potential investors of any restrictions and how much time investors will have to select such optional benefits.

Dollar Limit Restrictions, page 12

10. In the last paragraph of this section, please clarify those circumstances under which
       Nationwide may refuse a subsequent purchase request that is in good order or add a cross-reference to where this information appears in the prospectus. Additionally, please bold the first sentence after the heading "Subsequent Purchase
Payments."

Contingent Deferred Sales Charge, page 13

11. In the second sentence, please clarify those situations where Nationwide may not deduct a CDSC or consider changing "may deduct" to "will deduct."
 M. Andrew Kress, Esq.
Nationwide Life Insurance Company
February 4, 2018
Page 3 of 7

Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider
Plus
Accelerated, and Nationwide Lifetime Income Rider Plus Max, pages 13-14

12. In the second paragraph, please clarify whether the charge for the Nationwide Lifetime
       Income Riders may change at any time, up to the maximum.

13. In the carryover paragraph, please add risk disclosure regarding the contingent nature of the optional riders' guarantees (e.g., that the chance of outliving contract value and receiving lifetime payments from Nationwide, particularly in light of the investment restrictions, is minimal).

14. In the carryover paragraph, please revise the last sentence to identify those "certain actions by the Contract Owner" that will terminate the elected optional benefit, or provide a cross-reference where the information appears elsewhere in the prospectus.

15. In the carryover paragraph, please clarify whether the option can be reinstated once terminated (e.g., by payment of a penalty or fee).

16.    Please bold the last paragraph of this section ("Withdrawals in excess
....").

17. Please consider centralizing all risk disclosure (e.g., language we have requested be put in bold, including the right to suspend subsequent contributions) under one caption in the summary. In addition, please make it clear that these risks apply to the joint option as well as the individual option.

Taxation, page 14

18. Please disclose that for certain contracts with a Lifetime Income Rider held in a Qualified
       Plan, Required Minimum Distribution withdrawals that exceed the lifetime payment amount may significantly reduce the value of the guaranteed minimum income benefit or even terminate the contract absent the availability/exercise of the RMD Privilege.

Financial Statements, page 15

19. Please add information on how to contact the Service Center or add a cross-reference to where the information appears elsewhere in the prospectus.

Substitution of Securities, page 17

20. Please state that any substitution of underlying funds may be subject to applicable regulatory approval.
 M. Andrew Kress, Esq.
Nationwide Life Insurance Company
February 4, 2018
Page 4 of 7

The Fixed Account, pages 17-18

21. Please delete the fourth sentence of the first paragraph ("The General Account is not subject ...").

22. Please revise the discussion of the Fixed Account to include the following:

             Interests in the Fixed Account are not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the
             Investment Company Act of 1940;

             Payments from the General Account are subject to Nationwide's financial strength and claims paying ability;

             Whether there is a guaranteed minimum interest rate; and

             How a Contract Owner can find current interest rates.

23. In the first full paragraph on page 18, please clarify what is meant by "the interest rates are guaranteed until the end of the calendar quarter during which the 12-month anniversary of the Fixed Account allocation occurs" in Plain English.

The Contract in General, page 19

24. We note the discussion of state law variations in the second paragraph. Please confirm that, to the extent any changes are material, you will update the prospectus to reflect such changes.

25.   The fourth paragraph states: "Except...Nationwide will not contest the contract ...."
      Please clarify what Nationwide will contest.

26. The sixth paragraph states, "The annuity described in this prospectus is intended to provide benefits to a single individual and his/her beneficiaries." However, we note that the Lifetime Income Riders have joint features and there are spousal continuation features built into the death benefits. Please consider revising the disclosure to reflect the benefits to these additional persons.

Contingent Deferred Sales Charge, page 23

27. In the discussion of the CDSC percentage, please disclose that because of this limit: (a)
      some portion or all of an RMD or optional benefit withdrawal may be subject to the applicable CDSC, and (b) where the investor is taking an RMD or optional benefit withdrawal, the 10% free withdrawal amount may not be available.
 M. Andrew Kress, Esq.
Nationwide Life Insurance Company
February 4, 2018
Page 5 of 7

Highest Anniversary Value Death Benefit Option with Spousal Protection, page 25

28. We note the last sentence of the page discusses partial withdrawals. All disclosures noting proportional withdrawals should be accompanied by an example where Contract
      Value is less than the Income Base immediately before the withdrawal. Please revise.

Investment Requirements, page 28

29. Please add a cross-reference to where the prospectus discusses the Custom Choice Asset
      Rebalancing Service.

Subsequent Purchase Payments, page 28

30. Please bold the sentence beginning: "Nationwide reserves the right to reject subsequent purchase payments ...."

Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal, page 28

31. In the third paragraph ("Provided no withdrawals are taken..."), we note the reference to the "greater of". All "greater," "greatest," "sum of" formulas should be accompanied by examples. Please revise.

Lifetime Withdrawals, pages 28-33

32.   In the second paragraph on page 33, please bold the second sentence:
"Unless the Income
      Carryforward privilege applies ...."

Income Carryforward, page 33

33. In the first paragraph, please bold the third sentence: "In addition, the Income
      Carryforward amount is non-cumulative...."

Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount, page 34

34. Please include an example where an excess withdrawal terminates the rider.

Reset Opportunities, page 34

35. Please clarify that the automatic reset does not change the calculation of the Roll-Up
      Crediting Period.

36. In the second paragraph, please clarify whether Nationwide will give Contract Owners notice if the automatic reset is no longer available.
 M. Andrew Kress, Esq.
Nationwide Life Insurance Company
February 4, 2018
Page 6 of 7

Other Important Considerations, page 36

37. Please revise the first bullet point to clarify that Nationwide imposes investment restrictions under the riders to minimize the risk that a contract's value will fall below $0 and require Nationwide to make lifetime payments from its General
Account.

Investment Benefit Investment Options, page 37

38. Please state whether Nationwide reserves the right to change or discontinue these investment options at any time, and if so, what notice Nationwide will give to Contract
       Owners of such a change.

Changes to the Parties to the Contract, pages 39-40

39.    The second sentence of last paragraph states: "Changes to the parties to the contract ...."
       Please consider giving an example of these changes.

Custom Asset Rebalancing Service, page 49

40. For the Custom Asset Rebalancing Services, please clarify what happens when a chosen fund is no longer available.

41. Please clarify the limitations for each group and what is intended by the names: Group A,
       B and C.

Static Asset Allocation Models, pages 50-51

42. In the first paragraph, please add the reason for the investment restrictions (e.g., lower risk, increasing the chance the benefits will never need to be paid by Nationwide) and identify potential consequences (e.g., limiting a Contract Owner's upside gains).

43. Please clarify what happens under the Static Allocation Model if an underlying fund liquidates, merges or closes to new investors.

44.    Please clarify whether Nationwide may discontinue a model.

45. Supplementally, please confirm that if Nationwide updates a model then it must permit a
       Contract Owner to opt-in to any changes.

Highest Anniversary Value Death Benefit Option, page 53

46. Please clarify in Plain English the effect of this formula on the Death Benefit.
 M. Andrew Kress, Esq.
Nationwide Life Insurance Company
February 4, 2018
Page 7 of 7

Statements and Reports, page 59

47. Please consider describing how a contract owner will receive rate sheet supplements.

Exhibits

48.    Please file any missing exhibits, including the auditor's consent.

                                **************************

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6870 or hahnja@sec.gov if you have any questions.


                                                     Sincerely,

                                                     /s/ Jaea Hahn

                                                     Jaea F. Hahn
                                                     Senior Counsel

cc:    Harry Eisenstein, Senior Special Counsel
       Sumeera Younis, Branch Chief